                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                                COWEN GROUP, INC.
       ------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                    223621103
       ------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2008
       -------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ X ]    Rule 13d-1(b)
      [   ]    Rule 13d-1(c)
      [   ]    Rule 13d-1(d)

*The  remainder of this cover page shall be filled out for a reporting  person's initial filing on this form with respect to the subject class of securities, and for any  subsequent  amendment  containing  information  which  would  alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  and Exchange Act of 1934 ("Act") or otherwise  subject to the  liabilities of that section of the
Act but shall be subject to all other  provisions of the Act  (however,  see the
Notes).

CUSIP No.         223621103
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

    James E. Stowers, Jr., as Trustee of the James E. Stowers Twentieth
    Century Companies, Inc. Stock Trust dtd 1-13-95
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Missouri
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.                                338,500

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                          359,800

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.     359,800

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [   ]

11. Percent of Class Represented by Amount in Row. (9)                    2.5%

12.  Type of Reporting Person. (See Instructions)                           HC

CUSIP No.         223621103
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

     American Century Companies, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

     (a)  [   ]

     (b)  [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Delaware
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.                                338,500

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                          359,800

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.     359,800

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [   ]

11. Percent of Class Represented by Amount in Row. (9)                    2.5%

12.  Type of Reporting Person. (See Instructions)                           HC

CUSIP No.         223621103
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

     American Century Investment Management, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Delaware
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.                                338,500

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                          359,800

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.     359,800

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [   ]

11. Percent of Class Represented by Amount in Row. (9)                    2.5%

12.  Type of Reporting Person. (See Instructions)                           IA

CUSIP No.         223621103
          --------------------------
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

     American Century Capital Portfolios, Inc.
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group. (See Instructions)

         (a) [   ]

         (b) [   ]
--------------------------------------------------------------------------------

3. SEC Use Only.

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization.

     Maryland
--------------------------------------------------------------------------------

Number of         5. Sole Voting Power.                                310,000

Shares Bene-      --------------------------------------------------------------

ficially Owned    6.  Shared Voting Power.                                 N/A

by Each           --------------------------------------------------------------

Reporting         7.  Sole Dispositive Power.                          310,000

Person With:      --------------------------------------------------------------

                  8. Shared Dispositive Power.                             N/A

--------------------------------------------------------------------------------

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.     310,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares. (See
     Instructions) [   ]

11. Percent of Class Represented by Amount in Row. (9)                    2.2%

12.  Type of Reporting Person. (See Instructions)                           IV

Item 1.

          (a) Name of Issuer.

              Cowen Group, Inc.

          (b) Address of Issuer's Principal Executive Offices.

              1221 Avenue of the Americas
              New York, New York  10020

Item 2.

          (a) Name of Person Filing.

               (1)  James E.  Stowers,  Jr., as Trustee of the James E.  Stowers
                    Twentieth Century Companies, Inc. Stock Trust dtd 1-13-95

               (2)  American Century Companies, Inc.

               (3)  American Century Investment Management, Inc.

               (4)  American Century Capital Portfolios, Inc.

          (b) Address of Principal Business Office or, if none, Residence.

               4500 Main Street
               9th Floor
               Kansas City, MO  64111

          (c)  Citizenship.

               (1)  Missouri

               (2)  Delaware

               (3)  Delaware

               (4)  Maryland

          (d) Title of Class of Securities.

               Reference is made to the cover page of this filing.

          (e) CUSIP Number.

               Reference is made to the cover page of this filing.

Item 3.

          (1)  James E.  Stowers,  Jr.,  as  Trustee  of the  James  E.  Stowers
               Twentieth Century Companies,  Inc. Stock Trust dtd 1-13-95,  is a
               parent  holding  company or  control  person in  accordance  with
               Section 240.13d-1(b)(1)(ii)(G).

          (2)  American Century  Companies,  Inc. is a parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

          (3)  American Century Investment Management, Inc. is an investment adviser in accordance with Section 240.13d-1(b)(1) (ii)(E).

          (4)  American  Century  Capital  Portfolios,  Inc.  is  an  investment company  registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

Item 4.  Ownership.

         Reference is made to Items 5-9 and 11 on the cover pages of this filing.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this  statement  is being  filed to report  the fact that as of the date hereof the reporting  person has ceased to be the beneficial  owner of more than five percent of the class of securities, check the following [ X ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Various   persons,   including  the   investment   companies  and  separate
institutional  investor  accounts that American Century  Investment  Management,
Inc.  ("ACIM")  serves as investment  adviser,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this schedule. Except as may be otherwise indicated if this is a joint filing, not more than 5% of the class of securities that is the subject of this schedule is owned by any one client advised by ACIM.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.

         See attached Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

     By signing  below I certify  that,  to the best of my knowledge and belief, the  securities  referred to above were  acquired  and are held in the  ordinary course of business  and were not acquired and are not held for the purpose of or with the effect of  changing  or  influencing  the  control of the issuer of the securities  and were not  acquired and are not held in  connection  with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

     Dated this 12th day of February, 2009.

                           AMERICAN CENTURY COMPANIES, INC. ("ACC")

                           AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. ("ACIM")

                           AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. ("ACCP")

                           By: /s/ Charles A. Etherington
                               ----------------------------------------------
                               Charles A. Etherington
                               Senior Vice President, ACIM and ACCP
                               Vice President, ACC

                           JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC.
                           STOCK TRUST DTD 1-13-95

                           By: /s/ James E. Stowers, Jr.
                               ----------------------------------------------
                               James E. Stowers, Jr.
                               Trustee

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b) or
13d-2(b).

                                    EXHIBIT A

     This  Exhibit has been  prepared to identify  each  subsidiary  of American
Century Companies,  Inc. ("ACC"),  which is controlled by James E. Stowers, Jr., as Trustee of the James E. Stowers Twentieth Century Companies, Inc. Stock Trust
dtd 1-13-95,  that is a beneficial  owner of securities  that are the subject of
this  schedule  (the  "Subject   Securities").   American   Century   Investment
Management,  Inc. ("ACIM") is a wholly-owned subsidiary of ACC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS  FILED  PURSUANT TO RULE 13d-1(b) or
13d-2(b) and Rule 13d-1(f)(1) Agreement.

                                    EXHIBIT B

                         Rule 13d-1(f)(1)(iii) Agreement

Each of the  undersigned  hereby  agrees and consents to the execution and joint filing on its behalf by American  Century  Investment  Management,  Inc. of this
Schedule 13G respecting the beneficial ownership of the securities which are the subject of this schedule.

     Dated this 12th day of February, 2009.

                           AMERICAN CENTURY COMPANIES, INC. ("ACC")

                           AMERICAN CENTURY INVESTMENT MANAGEMENT, INC. ("ACIM")

                           AMERICAN CENTURY CAPITAL PORTFOLIOS, INC. ("ACCP")

                           By: /s/ Charles A. Etherington
                               ----------------------------------------------
                               Charles A. Etherington
                               Senior Vice President, ACIM and ACCP
                               Vice President, ACC

                           JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC.
                           STOCK TRUST DTD 1-13-95

                           By: /s/ James E. Stowers, Jr.
                               ----------------------------------------------
                               James E. Stowers, Jr.
                               Trustee

                                    EXHIBIT C

                                 EXCERPTS FROM THE
   JAMES E. STOWERS TWENTIETH CENTURY COMPANIES, INC. STOCK TRUST DTD 1-13-95

 THIS FOURTH AMENDED AND RESTATED STOCK TRUST AGREEMENT  (this  "Agreement")
is made March 17, 2005, between JAMES E. STOWERS, of Kansas City,  Missouri,  as
Grantor,  and JAMES E.  STOWERS,  of Kansas City,  Missouri,  in his  individual capacity,  as the Trustee as provided  herein.  For purposes of this  Agreement, references to the  "Trustee"  shall mean the  then-acting  trustee of the trusts created hereunder, including any successor trustees.

                                  ARTICLE III

     In addition to the existing authority of the Trustee, and unless this Trust
Agreement provides otherwise, the Trustee may:

     K.  Execute and deliver any  instruments  which may be deemed  advisable to carry out any of the foregoing  powers. No person dealing with the Trustee shall be  obligated to inquire into the validity of any action taken by the Trustee or be bound to see to the  application  of any  money  or  other  property  paid or delivered to the Trustee.